Exhibit 99.2

Employee Letter – Group

A Message from Paul Fineman, CEO, Design Group plc

Dear Colleagues:

Today we are delighted to announce that we have entered into an agreement to acquire CSS Industries, Inc., a US based designer and manufacturer of craft, seasonal and gift products.

CSS is a long-established business with a number of well-known brands, some of which have origins as far back as the mid 1800's. Under the leadership of Chris Munyan and his executive team, the business has scaled substantially through a combination of organic growth and acquisitions.

CSS is listed on the New York Stock Exchange, and whilst it has its principal operations across the US, it also has operations in the UK, China, Hong Kong, India, Australia and Mexico. The business is headquartered in Plymouth Meeting, Pennsylvania and has 1,600 employees located in the US, with an additional 300 located in overseas operations.

Unlike previous transactions we have completed, because CSS is listed on the New York Stock Exchange there are a number of formal protocols we will need to go through before the acquisition can complete and we can welcome the CSS team to Design Group. This includes making a formal offer to CSS' broad list of shareholders so that they have the opportunity to tender their shares to Design Group. As the proposed acquisition is unanimously being recommended by CSS' Board of Directors, we would anticipate this is simply a procedural matter with CSS formally joining Design Group during calendar Q1 2020 once completion has occurred.

The combination of Design Group and CSS is compelling, and is set to provide multiple benefits for employees, customers, suppliers and shareholders alike. The acquisition will bring together the global leader in gift packaging with a major supplier of creative crafts, and is set to double the size of our Design Group Americas business. In particular, the acquisition of CSS will:

▪	Provide Design Group customers with an improved product offering and substantially enhanced "one-stop-shop";

▪	Reinforce Design Group's position as the global industry leader in gift packaging, and establish a leading position within the US craft market;

▪	Rapidly grow Design Group's "Everyday" product category, online revenues and presence within the floral decorative packaging industry;

▪	Substantially increase Design Group's US manufacturing capability and expand our US distribution network; and

▪	Provide for considerable synergy opportunities, which will help us become more efficient as an enlarged group and create value for our shareholders.

As the acquisition of CSS moves forward towards completion, we will be updating you further.

In the meantime, it is very much business as usual and it is important that we continue to trade as separate businesses until such time as the completion of the acquisition of CSS is announced.

For those seeking further detail at this stage, please find below a link to the Regulatory News Service announcement we have just released on the proposed acquisition:

https://www.londonstockexchange.com/exchange/news/market-news/market-news-detail/IGR/14391239.html

Today's announcement is another great milestone in the long term journey for Design Group, however, there remains much work to do in achieving our collective objectives and reaching our full potential.

Our continued success in this journey is down to you all. As a team of talented, passionate and hardworking people, we can continue to strive to achieve great things and I would like to take this opportunity to thank you for all your efforts thus far, which have created this great opportunity for further growth.

Sincerely Yours,

Paul Fineman

Group CEO